SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)(1)

DSL.NET, INC.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Stephen Smiley

c/o Hunt Private Equity Group, Inc.

Fountain Place

1445 Ross at Field

Dallas, TX 75202-2785

Copy To:

Daniel P. Finkelman, Esq.

Testa, Hurwitz & Thibeault, LLP

125 High Street

Boston, Massachusetts 02110

(617) 248-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Lafayette Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,860,049

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,860,049

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,860,049

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lafayette Investment Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,860,049

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,860,049

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,860,049

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lafayette Private Equities, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,860,049

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,860,049

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,860,049

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.1%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement (the “Statement”) relates to shares of common stock par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.	Identity and Background

This Statement is filed by The Lafayette Investment Fund, L.P., a Delaware limited partnership, Lafayette Investment Partners, L.P., a Delaware limited partnership and Lafayette Private Equities, Inc., a Delaware corporation (collectively, the “Lafayette Entities”).

Lafayette Private Equities, Inc. is the general partner of Lafayette Investment Partners, L.P., which is the general partner of The Lafayette Investment Fund, L.P.  The principal business of the Lafayette Entities is (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary of incidental to the foregoing.  The address of each of the Lafayette Entities is c/o Hunt Private Equity Group, Inc., Fountain Place, 1445 Ross at Field, Dallas, TX 75202-2785.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)           As of September 26, 2003, The Lafayette Investment Fund, L.P. beneficially owns an aggregate of 2,860,049 shares of Common Stock (comprised of 1,265 shares of Series Y Convertible Preferred Stock which are convertible into 2,860,049 shares of Common Stock) which constitutes approximately 3.1% of the 88,426,578 shares of Common Stock outstanding as of September 22, 2003 as provided by the Issuer (including for such calculation the conversion of the Series Y Convertible Preferred Stock into 2,860,049 shares of Common Stock for a total of 91,286,627 shares of Common Stock outstanding). The Lafayette Investment Fund, L.P. is the record owner of all of the shares.  As general partner of The Lafayette Investment Fund, L.P., Lafayette Investment Partners, L.P. may be deemed to beneficially own all of the shares held by The Lafayette Investment Fund, L.P. and Lafayette Private Equities, Inc., as general partner of Lafayette Investment Partners, L.P., may be deemed to beneficially own all of the shares held by The Lafayette Investment Fund, L.P.  Each of Lafayette Investment Partners, L.P. and Lafayette Private Equities, Inc. disclaims beneficial ownership of the shares except to the extent of its respective pecuniary interest therein.  Each of the Lafayette Entities disclaims beneficial ownership of any shares of Common Stock, Series Y Convertible Preferred Stock or any other equity securities of the Issuer held by any other person or entity.

(b) Number of shares of Common Stock as to which each Reporting Person has:
(i) Sole power to vote or direct the vote: 0 shares for each Reporting Person
(ii) Shared power to vote or direct the vote:
The Lafayette Investment Fund, L.P.: 2,860,049
Lafayette Investment Partners, L.P.: 2,860,049
Lafayette Private Equities, Inc.: 2,860,049

(iii) Sole power to dispose or direct the disposition: 0 shares for each Reporting Person
(iv) Shared power to dispose or direct the disposition:
The Lafayette Investment Fund, L.P.: 2,860,049
Lafayette Investment Partners, L.P.: 2,860,049
Lafayette Private Equities, Inc.: 2,860,049

(c)  During the past 60 days, The Lafayette Investment Fund, L.P. converted 2,485 shares of Series Y Convertible Preferred Stock of the Issuer into an aggregate of 6,252,270 shares of Common Stock and subsequently sold all such shares of Common Stock on the open market from September 23-26, 2003.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) On September 26, 2003, each of the Lafayette Entities ceased to beneficially own more than 5% of the outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name
1.	Joint Reporting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 17, 2003

THE LAFAYETTE INVESTMENT FUND, L.P.

By:	Lafayette Investment Partners, L.P.,
its sole general partner

By:	Lafayette Private Equities, Inc.,
its sole general partner

	By:	/s/ STEPHEN SMILEY
Stephen Smiley
President

LAFAYETTE INVESTMENT PARTNERS, L.P.

By:	Lafayette Private Equities, Inc.,
its sole general partner

	By:	/s/ STEPHEN SMILEY
Stephen Smiley
President

LAFAYETTE PRIVATE EQUITIES, INC.

	By:	/s/ STEPHEN SMILEY
Stephen Smiley
President